Exhibit 99.1

For immediate release

Sify reports revenues of INR 1974 million for

first quarter of fiscal year 2012-13

EBITDA for the quarter at INR 179 million

Chennai, Tuesday, July 24, 2012: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and IT Services in India with growing global delivery capabilities, today announced its consolidated results under International Financial Reporting Standards (IFRS) for the first quarter of fiscal year 2012-13.

Performance Highlights Q 1 FY 2012-13:

•

Sify reported revenues of INR 1974 million for the quarter ended June 30, 2012 against a revenue of INR 2259 million for the corresponding quarter of the previous year. As previously reported, first quarter last year’s revenue included a one-time System Integration project of INR 486 million; adjusted revenue growth excluding this one-time project was 11% over same quarter last year.

•	EBITDA for the quarter increased to INR 179 million, as compared to INR 109 million in the corresponding quarter previous year.

•	Net loss for the quarter was INR 68 million, as against a net loss of INR 111 million in the corresponding quarter previous year.

•	Capex during the quarter was INR 230 million. Cash balance at the end of the quarter was INR 534 million.

Mr. Raju Vegesna, Chairman of the Board, CEO & MD, said, “As we present our first financial results for this year, I am glad to underscore that our service-led strategy, offering Network, IT, and Software on a service model, has continued to be an effective approach in a highly competitive market. We are now seeing higher sales, better up-selling and quicker turn-around times. Leveraging our expertise in providing mission-critical solutions to large enterprise customers, we have been able to deploy industry leading solutions on a pay-as-you-go basis that is very attractive in the Indian market. With our strong infrastructure focus on one side and our vision of delivering a complete ICT eco system, we are among the first choice of companies that are looking for affordable end-to-end IT, ITES and ICT solutions.

Our Network services received the highest acknowledgement with a significant order from the Government. Sify is pleased to have won the confidence of key decision makers in the government in being entrusted such large orders. With IT enablement being an integral focus of both state and national governments, we see many more opportunities to apply our services portfolio in this sector.

Of course, Large and Emerging Enterprises remains our core focus. Our PoP footprint now extends to over 800 towns and cities and our base station count stands at over 1500. This unique network reach allows us the flexibility to reach out to the SOHO/SMB market in Tier II & III cities, which are among the fastest growing markets. Sify also continues its leadership in Hosting and Cloud computing services. As one of its earliest evangelists in India, Sify today has partnerships with some of the best players in the business, and enjoys the confidence of many of our long-standing clients.

Mr. MP Vijay Kumar, Chief Financial Officer, said, “Our strong focus on optimizing cost has resulted in continued positive operating cash flow. As we have made significant investments over the past 2 years, our plan for the coming quarters involves optimizing revenue from our existing and emerging infrastructure in the shortest possible time frame. With strong demand for hosting services, we are accelerating commissioning our new Data Centres in Noida and Mumbai that will be open to business in the third quarter of this fiscal year.

The coming quarters will also see significant capital and operating expenditure to support the large government contract referred to by the Chairman. With fiscal discipline established from day one, we are hopeful of realizing the targeted revenue growth and returns, as this project reaches scale.

Cash balance at the end of the quarter was INR 534 million.

FINANCIAL HIGHLIGHTS

Unaudited Consolidated income statement as per IFRS

(In INR millions)

	Quarter ended	Quarter ended	Quarter ended	Year ended
	June	June	March	March
Description	2012	2011	2012	2012
Enterprise	1,817	2,075	1,689	6,966
Software	157	184	162	763

Revenue	1,974	2,259	1,851	7,729

Cost of Revenues	(1,123)	(1,557)	(1,029)	(4,661)

Selling, General and Administrative Expenses	(672)	(593)	(709)	(2,576)

EBIDTA	179	109	113	492

Depreciation and Amortisation expensese	(197)	(171)	(177)	(692)

Net Finance Expenses	(55)	(66)	(41)	(237)

Other Income	5	1	18	37

Profit / (loss) before tax and before share of affiliates	(68)	(127)	(87)	(400)

Share of Affiliates	—	16	(10)	28

Profit / (lass) Before tax	(68)	(111)	(97)	(372)

Income Taxes	—	—	—

Profit / (loss) for the period	(68)	(111)	(97)	(372)

Reconciliation of Profit / (loss) with EBIDTA (Non-GAAP measure)

Profit / (loss) for the period	(68)	(111)	(97)	(372)
Add:
Depreciation and Amortisation expensese	197	171	177	692

Net Finance Expenses	55	66	41	237
Less:
Other Income	(5)	(1)	(18)	(37)

Share of Affiliates	—	(16)	10	(28)

EBIDTA	179	109	113	492

BUSINESS HIGHLIGHTS:

Network services

•	Network services showed consistent growth, with Data revenue increasing by about 8% over same quarter last year

•	International Voice business has shown a 38% growth over the corresponding quarter last year.

•	With the opening of our sixth International PoP in Dubai, we are now able to provide competitive networking solutions to the Middle East.

•	The business recorded strategic wins with 3 large PSU Banks for large, long term contracts.

•

Our portfolio of communication services was further enhanced with the launch of “Videomeet” video conferencing service. This, along with our audio conferencing facility launched last year gives customers an end-to-end collaboration solution.

•	Our domestic network coverage now stands at 1500 plus base stations across 800 towns and cities.

•

Our SOHO/SMB customer base grew by 4% over the previous quarter, across multiple industries, including Manufacturing, Dealers, Professionals, Cyber cafes and Retail chains; our channel strategy is gaining traction, with direct sales agents and channel sales contributing 37% of revenue, up by 7% over last quarter.

IT Services

•	Adjusted growth of IT services is 11% excluding the one-time System Integration projected noted above.

•	Hosting, Managed Services and Cloud services have grown 38% over same period last year.

•	System Integration services is lower due to the one-time System Integration project booked in the same quarter last year.

•	The business has secured multi-year contracts from clients in BFSI, Retail, IT, Healthcare, Travel and Logistics, including a significant contract from an Indian Aeronautics PSU major.

•

New services launched in the first quarter include IP Video surveillance, Cloud DR as a service, and Desktop as a Service. We also announced our portfolio of Professional Services, including Network Consulting, Security Consulting, Data Center Design, DR/BCP Consulting and PMO Services.

•

Sify won awards from the Government of Maharashtra for the best Government to Government Initiative of the Year for its Social Justice Cloud project and the best urban ICT initiative of the year 2012 for the Mhada Online Lottery Cloud project.

•	Our Data Centres also won the “Best Managed Services Data Centre” and “Best Data Centre” at the 6th National Telecom Awards 2012.

Software Services

•

The eLearning team recorded significant sales in the Pharmaceutical industry, with projects for eLearning development and Learning Management Systems from a world leader, and the Retail industry, with a project for one of Europe’s largest chain of online pet animal stores.

•	Content and product engagements also contributed significantly to the overall revenue.

•	Sify.com portal grew 28% in terms of unique visitors over the last 12 months. Sify Sports is rated the number 2 sports site in India in user engagement.

About Sify Technologies

Sify is among the largest integrated Managed Network, IT and Software services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 750 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Connectivity, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000—1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today, regarded as a domain expert. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify in present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

Sify Software develops applications and offers services to improve business efficiencies of its current clients and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions both in India and globally. The business also operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2011, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Investor Relations & Corporate Communications	Mr. Christopher Chu (ext. 426)
+91 44 22540777 (extn. 2055)	+1-646-284-9400

praveen.krishna@sifycorp.com	truc.nguyen@grayling.com

christopher.chu@grayling.com